indie Semiconductor

32 Journey

Aliso Viejo, CA 92656

+1 (949) 608-0854

September 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dale Welcome and Anne McConnell

Re: indie Semiconductor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed March 3, 2025

Form 8-K Filed August 7, 2025

File No. 001-40481

Dear Mr. Welcome and Ms. McConnell:

indie Semiconductor, Inc. (the “Company” or “indie” or “we”) is in receipt of a comment letter dated August 22, 2025 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission relating to the above-referenced filing.

We submit this letter in response to the Comment Letter. For ease of reference, we have set forth the Staff’s comment in italics and the Company’s corresponding response below.

Form 10-K for the Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Note 1 - Nature of the Business and Basis of Presentation

Basis of Presentation, page 63

1.
We note the consolidated financial statements include Wuxi indie Microelectronics (“Wuxi”), a Chinese entity with approximately 59% voting controlled and approximately 34% owned by the company as of December 31, 2024, as well as Wuxi’s wholly-owned subsidiaries. Please address the following items.

•
Explain the equity structure of Wuxi and tell us how you determined your ownership interest and voting control.

Wuxi indie Microelectronics Technology Co., Ltd. (“Wuxi”) was incorporated in Wuxi, China in 2017. Ay Dee Kay, LLC (“ADK”), the accounting predecessor for indie Semiconductor, Inc., was an initial investor in Wuxi, holding approximately 73% of the total outstanding shares of Wuxi at inception. Since then, Wuxi has raised multiple rounds of additional funding from third party investors, which has resulted in dilution of ADK’s initial equity ownership. As of December 31, 2024, ADK holds approximately 34% of the total outstanding equity of Wuxi.

The remaining outstanding equity is held by unrelated third-party investors and employees of Wuxi. All of the Wuxi employees hold their equity in Wuxi through an employee equity management company (“ESOP”).

The Company, through various agreements between ADK and Wuxi that are discussed below, has voting control at both the stockholder and board level of Wuxi. These arrangements are common in China.

In 2021, ADK entered into a Voting Rights Entrustment Agreement (“Voting Agreement”) with Wuxi’s ESOP, in which Wuxi’s ESOP, on behalf of all Wuxi employees, entrusted ADK with voting power over all of the Wuxi’s employees’ shares. The Voting Agreement was renewed in February 2024 and terminates upon the earlier of (i) the occurrence of a qualified liquidation event, as determined by ADK at its sole discretion; (ii) three years from the date of the listing of Wuxi on a public exchange; or (iii) both parties reaching a mutual agreement to terminate the Voting Agreement. Through this Voting Agreement, ADK had combined voting control of approximately 59% of the outstanding equity of Wuxi as of December 31, 2024. This percentage has not changed as of the date of this letter.

While ADK’s 34% equity ownership gives us the ability to direct any supermajority shareholder voting outcomes, ADK’s rights under the Voting Agreement give ADK voting control over Wuxi by providing ADK the ability to direct all majority shareholder voting outcomes.

In addition to the Voting Agreement which applies to shareholder voting matters, voting agreements are also in place at the Wuxi board of directors level. Currently, there are nine board members at Wuxi. Donald McClymont, the Company’s Chief Executive Officer, serves as ADK’s designee to the Board of Directors of Wuxi. There are also separate voting agreements with four of the other eight Wuxi directors. Each of these four voting agreements provides that the counterparty director will vote along with the ADK designee to Wuxi’s Board of Directors on all board matters that require consensus, and in the event of a disagreement, the counterparty director will vote consistent with ADK’s designee on all board matters. This gives ADK, through its director designee voting control at the Wuxi board level.

•
Based on disclosures in your Form 8-K, filed May 19, 2025, we note you entered into a non-binding agreement to sell your equity interest in Wuxi subject to negotiation and execution of definitive agreements, completion of due diligence and receipt of applicable regulatory approvals; however, we noted no disclosures related to the potential sale and its possible impact on your financial statements, including the significance of this entity to your results of operations and financial condition, in your Form 8-K or

Form 10-Q for the quarter ended June 30, 2025. Tell us, and revise future filings to discuss and quantify to the extent material, the potential impact of the sale on your financial statements.

The Company respectfully advises the Staff that for the quarter ended June 30, 2025 and through the date of this letter, the agreement to sell our equity interest in Wuxi remains non-binding, with terms still under negotiation. Although we anticipate signing a definitive agreement with UFA, the decision to move forward with a binding agreement, if any, is solely within the Company’s discretion. Additionally, should the Company enter into a definitive agreement with UFA, local regulatory approval will be required for the transaction to become effective.

For the three and six months ended June 30, 2025, Wuxi accounted for 42% and 38% of indie’s consolidated revenue, respectively, and approximately 10% of indie’s consolidated operating expenses for each period. Further, for the three and six months ended June 30, 2025, Wuxi accounted for approximately 10% and 2% of indie’s consolidated total assets and total liabilities, respectively.

In future filings, the Company will provide additional disclosure within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss and quantify, to the extent material, the potential impact of the potential sale of the Wuxi equity interest on our results of operations and financial condition. The following illustrates this disclosure as of and for the three and six months ended June 30, 2025:

“Potential Divestiture of Wuxi

In May 2025, the Company entered into a non-binding agreement with United Faith Auto-Engineering Co., Ltd., a publicly-listed company in the People’s Republic of China (“United Faith”), to sell up to all of its equity interest in Wuxi, comprising 34% as of June 30, 2025. The consummation of any transaction is subject to negotiation and execution of definitive agreements, completion of due diligence and receipt of applicable local regulatory approvals. During the period between entering into a definitive agreement with United Faith and prior to closing the transaction, the divestiture of Wuxi will meet the criteria to be reported as discontinued operations when indie determines that it is probable that United Faith will receive all necessary local regulatory approvals within the requisite period under applicable accounting guidance. Upon the completion of this potential divestiture, indie would expect to fully de-consolidate the financial results of Wuxi and in return, to recognize a pre-tax gain/loss upon completion of the transaction, which would be presented in the Consolidated Statements of Operations. For the three and six months ended June 30, 2025, Wuxi accounted for 42% and 38% of indie’s consolidated revenue, respectively, and approximately 10% of indie’s consolidated operating expenses for each period. Further, as of June 30, 2025, Wuxi accounted for approximately 10% and 2% of indie’s consolidated total assets and total liabilities, respectively. Following any de-consolidation of Wuxi, the Company will no longer include any financial results of Wuxi in its future consolidated financial statements.

As of June 30, 2025, the agreement between indie and United Faith remains non-binding and uncertain, and its terms are still under negotiation, including terms related to pricing.”

In our future periodic filings, we also plan to include additional disclosure in the notes to the financial statements to discuss the potential sale of our investment in Wuxi more fully.

Note 8 - Goodwill, page 82

2.
We note your disclosure that "There were no other indicators of impairment noted during the years ended December 31, 2024, 2023 and 2022"; however, we also note you recorded material operating losses during each period, negative operating cash flows during each period, and gains on fair value adjustments for contingent consideration related to business combinations. Please more fully explain to us your consideration of these indicators in your impairment analyses of goodwill and intangible assets as of your most recent impairment tests. In addition, revise future filings to more fully disclose and discuss the material estimates and assumptions underlying your impairment analyses.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company acquired several entities during the years of 2024, 2023 and 2022, which resulted in the recording of intangible assets, including goodwill. indie has two reporting units (Legacy indie and Photonics) and conducts its annual goodwill impairment test at a reporting unit level in accordance with ASC 350 on October 1 of each year. ASC 350 allows entities to first use a qualitative approach to test goodwill for impairment. As further detailed below, after applying a qualitative analysis as of each applicable impairment test date, the Company concluded that it was s not more likely than not that the fair values of its reporting units were less than their carrying amounts.

In 2022 the Company completed its final purchase price valuation for its 2021 acquisition of TeraXion, which created the Photonics reporting unit in addition to its existing reporting unit of Legacy indie. At the time, largely due to the close proximity between the closing of the acquisition of TeraXion, which established the initial value of goodwill based on a fair value assessment for that reporting unit, and the annual impairment assessment, the Company concluded that it was more likely than not that the fair value of the Photonics reporting unit exceeded its carrying value.

The Company determined there were no other considerations under ASC 350-20-35-3C or other factors that led management to believe otherwise.

In September 2023, the Company acquired Exalos AG, which further expanded the Photonics reporting unit.

In both 2023 and 2024, the Company considered the factors described in ASC 350-20-35-3C, along with other factors, with respect to the Photonics reporting unit during its annual goodwill impairment assessment, and noted none of the following:

•
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets;
•
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development;
•
Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows;
•
Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation;
•
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit; or
•
Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The Company did note continuing operating losses at the Photonics reporting unit. However, when considering the financial performance of this reporting unit, the Company also noted the following:

•
It is common for companies in the automotive semiconductor design sector to report operating losses during the initial research and development phase. These losses primarily reflect substantial upfront investment in product design, engineering and testing costs prior to generating meaningful commercial revenue for each product. In other words, there is generally a long ramp-up phase between the design and the release of a product. During such ramp-up periods, companies often reflect significant negative cash flow on their financial statements. However, once the product enters the market, revenues are expected to scale meaningfully given the long production cycles and volume commitments typical to the automotive industry. Over time, these revenues are expected to offset the accumulated losses and support sustainable profitability, including ongoing positive cash flow. Although the Company recorded net operating losses at a consolidated level for 2024, 2023 and 2022 (as noted by the Staff), and at the Photonics reporting unit level in these same years, such financial performances were consistent with the aforementioned industry trend and were in-line with management’s expectations. Separately, while the Photonics reporting unit recorded an operating loss, it was expected to grow organically and its financial results were actually strengthened by the acquisition of Exalos AG. With the acquisition of Exalos AG, their technological specialization and expertise further expanded the Photonics reporting unit and allowed it to be relatively inelastic toward the competition in its relative market;
•
Through various market study data and analyst reports prepared by credible sources, the automotive semiconductor market and the automotive LiDAR sector (the two main sectors relevant to the Photonics reporting unit) continued to show future growth and optimism globally, even while the macroeconomic environment had mixed performance (e.g., slower than expected recovery in the global market but stronger than expected performance in the domestic market);
•
On October 1 of both years, the Photonics reporting unit continued to forecast, similar to prior years, a significant medium to long-term revenue stream related to the automotive LiDAR business that was believed to have a high likelihood of achievement. Due to the recent achievement of these technologies, LiDAR revenues were not a part of the initial valuations when TeraXion or Exalos AG were acquired. The high likelihood of this revenue stream was supported by (i) the favorable outlook in the automotive semiconductor and automotive LiDAR sector noted above, (ii) the launch of indie’s own award-winning automotive LiDAR solution (Surya 1) and the positive feedback/interest it received from Tier-1 automotive suppliers, and (iii) the general trend of the LiDAR technology market’s continued shift towards coherent LiDAR (i.e., technology used by indie’s LiDAR solution);
•
There was sufficient capital to support the Photonics reporting unit’s ongoing operational and growth needs both through its existing business and the ongoing support from its parent, indie Semiconductor, Inc.; and
•
Lastly, there were no events affecting the Photonics reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling of the reporting unit during these periods.

After assessing the factors above, the Company concluded, notwithstanding the operating and cash flow losses, that it was more likely than not that the fair value of the reporting unit exceeded the carrying value for the Photonics reporting unit during 2024, 2023 and 2022.

Please note that as it relates to contingent consideration, there were no significant gains on contingent consideration within the Photonics reporting unit during the relevant periods addressed above.

Similarly, for years ended in December 31, 2024, 2023 and 2022, the Company conducted a qualitative analysis regarding the Legacy indie reporting unit and considered the qualitative factors described within ASC 350-20-35-3C during its annual goodwill impairment assessment, and noted none of the following:

•
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets;
•
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development;
•
Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows;
•
Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation;
•
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit; or
•
Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The Company did note continuing operating losses at the Legacy indie reporting unit. However, when considering the financial performance of this reporting unit, the Company also noted the following:

•
The Legacy indie reporting unit completed several acquisitions that continued to expand the carrying value of its goodwill during the years of 2024, 2023 and 2022;
•
The automotive semiconductor industry continued to show future growth and optimism globally, even while the macroeconomic environment had mixed performance (e.g., slower than expected recovery in the global market but stronger than expected performance in the domestic market). This was relevant and important to the Legacy indie reporting unit as it operates solely in the automotive semiconductor industry;
•
It is common for companies in the automotive semiconductor design sector to report operating losses during the initial research and development phase. These losses primarily reflect substantial upfront investment in product design, engineering and testing costs prior to generating meaningful commercial revenue for each product. In other words, there is generally a long ramp-up phase between the design and the release of a product. During such ramp-up periods, companies often reflect significant negative cash flow on their financial statements. However, once the product enters the market, revenues are expected to scale meaningfully given the long production cycles and volume commitments typical to automotive industry. Over time, these revenues are expected to offset the accumulated losses and support sustainable profitability, including ongoing positive cash flow. Although the Company recorded net operating loss at the consolidated level for 2024, 2023 and 2022 (as noted by the Staff), and at the Legacy indie reporting unit in these same years, such financial performances were consistent with the aforementioned industry trend. Additionally, the financial results (i.e., revenue and net operating losses) for the Legacy indie reporting unit had improved over time relative to management’s expectations and were expected to continue to improve in the foreseeable future. These improvements were largely fueled by the growth in automotive semiconductor industry above and the anticipated product launches in the medium to long-term;
•
While there was negative cash flow at the consolidated level, such trend was expected and was consistent with industry trend for companies at our stage as described above. Further, the Legacy indie reporting unit remained sufficiently capitalized to support the Legacy indie reporting unit’s ongoing operational and growth needs during the years ended December 31, 2024, 2023 and 2022; and
•
Lastly, there were no events affecting the Legacy indie reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling of the reporting unit or a sustained decrease in the Company’s share price during these periods.

These factors also continued to support the fact that it was more likely than not that the fair value of the Legacy indie reporting unit exceeded its carrying value during 2024, 2023 and 2022.

As part of its analysis, management also considered the gains/losses from the change in fair value of contingent considerations and acquisition-related holdbacks recorded during the years ended December 31, 2024, 2023 and 2022. Management concluded these changes in fair value were not indicators of a potential impairment in goodwill or other intangible assets recorded within the Legacy indie reporting unit. The fluctuations in the fair values were driven by changes in indie's stock price as well as the near-term revenue forecast (typically 12 to 24 months) as these contingent considerations and acquisition related holdbacks were revenue based and paid in shares. As described below, while there were share price declines from 2022 to 2024, the Company’s market capitalization always remained significantly in excess of its carrying value during these periods. Accordingly, this was not viewed as an indicator that the fair value of the reporting unit had declined below its carrying value. Changes in the aforementioned near-term revenue forecast were relatively small and were mostly due to changes to the timing of earning the underlying revenue. These changes, however, resulted in large changes in the expected payout to the former sellers. While the small changes in timing of revenue recognition were not seen to have any material impact on the underlying fair value of the reporting unit, they nevertheless had a significant impact to the value of the contingent consideration or holdback.

Lastly, during each of the measurement dates (October 1) for the three years mentioned above, the Company’s market capitalization (without any consideration for a control premium) included a significant cushion over the total carrying values (e.g., more than 30% in the lowest year), which further confirmed that it was not more likely than not that the fair value of the reporting units were less than their carrying amount.

In future filings, the Company will more fully disclose its impairment analysis within Note 2 – Summary of Significant Accounting Policies in our Annual Report on Form 10-K as follows (added disclosure is displayed below in bold and underlined):

“Goodwill

Goodwill represents the excess of the fair value of purchase consideration of an acquired business over the fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at a reporting unit level on an annual basis on October 1, or more frequently if circumstances change or an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Significant judgment may be required when goodwill is assessed for impairment. Qualitative factors may be assessed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, a quantitative goodwill impairment test is not necessary. These qualitative factors may include, but are not limited to, a significant change in the macroeconomic and business climate, medium to long-term revenue forecasts per industry trend and/or product launch timeline, operating performance indicators, adequacy of capital level to support ongoing business needs, and other factors. If the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company will perform a quantitative goodwill impairment test. The quantitative impairment test for goodwill consists of a comparison of the fair value of a reporting unit with its carrying value, including the goodwill allocated to that reporting unit. If the carrying value of a reporting unit exceeds its fair value, the Company will recognize an impairment loss equal to the amount of the excess, limited to the amount of goodwill allocated to that reporting unit. Application of the impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units and the determination of fair value of each reporting unit. The Company performed a qualitative analysis over its two reporting units on October 1 and concluded that it was not more likely than not that the fair value of the reporting units were less than their carrying amount. As a result, the Company did not record any impairment to goodwill for the years ended December 31, 2024, 2023 and 2022.”

Note 12 - Fair Value Measurements, page 89

3.
Please revise future filings to provide the disclosures required by ASC 820-10-50-2c and 2d.

The Company respectfully acknowledges the Staff’s comment and directs the Staff to our disclosures under Notes 11 and 12 to our financial statements in indie’s Form 10‑K for the fiscal year ended December 31, 2024, which states that the Company’s Level 3 fair value measurements cover financial liabilities such as contingent considerations and/or liability holdbacks resulting from its business combinations. While the Company’s current Note 12 discloses the period-end fair value measurement for each Level 3 instrument, a stand-alone footnote Note 11 – Contingent and Earn-Out Liabilities further discloses the nature, settlements (when applicable), gains/losses recognized in the period and where in the Consolidated Statements of Operation these gains/losses are reported. Unlike other investment instruments, these Level 3 contingent considerations do not have purchases, sales or transfers once set up.

In future filings, we will include a cross-reference to our Contingent and Earn-Out Liabilities note in our Fair Value Measurements note to our financial statements in both our Interim Reports on Form 10-Q and Annual Reports on Form 10-K.

Form 8-K Filed August 7, 2025

Exhibit 99.1

Reconciliation of Preliminary Non-GAAP Measures to GAAP

4.
Based on your non-GAAP financial measures and the related non-GAAP adjustments, please address the following items.

•
Quantify, and more fully explain to us, each material expense included in the adjustment identified as "Acquisition related and other non-recurring professional expenses" for the years ended December 31, 2024 and 2023 presented in the Form 8-K filed on February 20, 2025.

The Company respectfully acknowledges the Staff’s comment. As disclosed in our earnings release furnished with our Form 8-K filed on February 20, 2025, acquisition related and other non-recurring professional expenses include items such as, when applicable, fair value charges incurred upon the sale of acquired inventory, the accounting impact to the cost of goods sold due to one-time inventory costing realignment with a specific supplier, acquisition-related professional fees and legal expenses and other professional fees that are non-recurring in nature because they are not considered by management in making operating decisions. We believe that such expenses do not have a direct correlation to our future business operations and that including such charges do not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

For December 31, 2024, the material expenses included in the Acquisition related and other non-recurring professional expenses balance was attributable to approximately $4.0 million acquisition-related professional fees (e.g., legal, accounting and professional fees). The remaining approximately $0.9 million represents depletion of step-up values in inventories (as a result of purchase price accounting) that were obtained through acquisition, but sold in the period.

For December 31, 2023, the material expenses included in the Acquisition related and other non-recurring professional expenses were (i) approximately $8.0 million acquisition-related professional fees (e.g., legal, accounting and professional fees) and (ii) $10.0 million step-up values in inventories (as a result of purchase price accounting) that were obtained through acquisition, but sold in the period.

•
Revise the title of the measure you identify as "non-GAAP EBITDA" since this title may imply EBITDA is a GAAP measure which it is not. Refer to Question

103.01 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and will revise the current line-item description from non-GAAP EBITDA to Adjusted EBITDA in future filings to comply with Question 103.01 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.

•
Explain why depreciation and amortization expense in the reconciliations of non- GAAP EBITDA do not reconcile to corresponding amounts presented in the statements of cash flows. This comment is also applicable to the Form 8-Ks filed on February 20, 2025 and May 12, 2025.

The Company respectfully acknowledges the Staff’s comment and notes that the difference is specifically driven by certain amortization expenses related to our multi-year IP/software licensing agreements that are presented as part of depreciation and amortization in our Statement of Cash Flows, but are not included in the non-GAAP EBITDA reconciliation because these amortization charges are representative of our operations and largely mirror our annual cash outflow related to these agreements.

•
Ensure narrative disclosures identify and fully explain each non-GAAP adjustment you present.

The Company respectfully acknowledges the Staff’s comment and confirms that it will continue to ensure narrative disclosures identify and fully explain each non-GAAP adjustment presented.

5.
We note non-GAAP net loss per share attributable to indie Semiconductor, Inc. is calculated using a non-GAAP share count, that, in addition to including historical weighted average outstanding shares of class A common stock, also includes weighted average outstanding shares of Class V common stock, escrow shares, and TeraXion unexercised options. Please explain to us why you believe including weighted average Class V common stock, escrow shares, and TeraXion unexercised options to compute non-GAAP net loss per share attributable to indie Semiconductor, Inc. is meaningful and appropriate. Specifically address your consideration of Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures since it appears to us your non-GAAP share count essentially results in not complying with the anti-dilution provisions of ASC 260.

The intent of the Company’s reconciliation is to provide a meaningful and appropriate explanation of the economic reality of both our capital structure and shares that we expect will be converted into Class A Common Stock over time, which we believe provides transparency and consistency for investors.

indie has two classes of common stock: (i) Class A Common Stock, which is publicly traded on the Nasdaq Stock Market; and (ii) Class V Common Stock, which is held only by the Company’s four founders. All Class V shares are fully vested and include a definitive right to convert into Class A Common Stock on a one-for-one basis. If Class V Stock is converted into

Class A Common Stock, an identical number of Class V common stock shall be automatically cancelled upon any such conversion. The Company deemed it reasonable to include Class V shares in our non-GAAP EPS calculation because, although it is anti-dilutive under ASC 260, the Class V shares will be converted into Class A shares over time.

In connection with indie’s de-SPAC transaction and under the Master Transactions Agreement, indie’s shareholders prior to the de-SPAC were eligible to receive escrow shares of Class A Common Stock upon indie achieving certain pre-determined economic milestones (e.g., 20-day VWAP stock price of $15). Historically, these shares were included as part of the Company’s total issued share count but not the issued and outstanding share count on the face of its Consolidated Balance Sheet. After the Company’s initial public offering, shares of our Class A Common Stock quickly approached a trading price of $16 per share, which deemed the release of escrow highly probable. Given the probable nature of the release of these escrow shares, indie historically included these escrow shares in its calculation of non-GAAP net loss per share attributable to indie Semiconductor, Inc. since its initial public filing. Although the Company’s stock trading price has decreased since its initial public filing, the Company continued to include the escrow shares in its calculation value for consistency and ease of comparison for investors. However, in future filings, the Company will remove the escrow shares from its non-GAAP share count reconciliation as the release of these escrow shares is not deemed probable at the time of this letter.

The TeraXion unexercised options represent fully vested options to purchase the Company’s Class A Common Stock held by TeraXion employees and assumed by the Company as a result of the Company’s acquisition of TeraXion in October 2021. Given the low strike price of the options (between $0.25 - $1.00/share) and the expiration date in 2031, we believe that there is a high probability that these options will be exercised. Therefore, the Company has deemed it reasonable to include the TeraXion unexercised options in its calculation of non-GAAP net loss per share attributable to indie Semiconductor, Inc.

In future filings, we will revise the definition for non-GAAP share count as follows (updated disclosure is displayed below in bold and underlined):

“We calculate non-GAAP share count by adding (i) weighted average Class A common stock, (ii) weighted average Class V common stock held by minority shareholders, which are exchangeable into Class A common stock and (iii) ~~Escrow Shares and (iv)~~ vested but unexercised options issued as part of the TeraXion acquisition. While both weighted average Class V common stock and vested but unexercised options issued as part of the TeraXion acquisition are considered anti-dilutive under ASC 260, therefore excluded from the GAAP earnings per share calculation, management includes both categories in this non-GAAP presentation because they will convert into Class A common stock over time. Management believes that including these categories provides investors with a more transparent view of the Company’s capital structure and potential impact of such conversions.

Discussion Regarding the Use of Non-GAAP Financial Measures

6.
Your disclosures state you “do not report a GAAP measure of gross profit or gross margin because certain costs related to contract revenues are expensed as incurred and included in research and development expenses, and not in cost of sales, as it is not practicable for us to bifurcate these expenses” and you “derive and reconcile non- GAAP gross profit from the most relevant GAAP financial measures by subtracting GAAP cost of sales, adjusted for acquisition-related and other non-recurring professional expenses and share-based compensation, from GAAP revenue.” Due to the fact that you do not present the most directly comparable GAAP measures, GAAP gross profit and GAAP gross margin, and your reconciliations do not begin with GAAP gross profit, or a computation of GAAP gross profit, it appears to us that your presentations of non-GAAP gross profit and non-GAAP gross margin are not appropriate and do not comply with Items 10(e)(1)(i)(A) and (B) of Regulation S-K and Item 100(a) of Regulation G. Please remove these measures from future filings or explain to us how you intend to revise future filings to comply with the requirements noted above.

The Company respectfully acknowledges the Staff’s comment. We currently do not present gross profit or gross margin within our Consolidated Statements of Operations because certain costs related to contract revenues are expensed as incurred and included in research and development expenses. Currently, substantially all of the contract revenues generated by indie represent funding received from customers to develop certain products that align with the Company’s product development roadmap. For costs associated with these contract revenues, little to no costs are directly attributable solely to the contract. All of the categories of work included (e.g., design labor, test program design, operational expenses, and production tooling) create a library of knowledge for indie, which are considered to be research and development expenses. For example, if indie wanted to bring a certain product to market, it would have to perform all of these activities regardless of whether a customer contracted indie for such activities. With fundings generated from such contract revenue, indie is able to build its base technology and intellectual property for the development of similar products in the future. Because of this unique nature, it is not practicable for us to bifurcate these expenses to include them within our cost of sales. Consequently, the Company has historically felt that it would be misleading to categorize such costs as “cost of goods sold” or to present a traditional “GAAP gross profit” or “GAAP gross margin” on the face of the Company’s Consolidated Statements of Operations. Our approach is explicitly disclosed within Note 1 of our Notes to Consolidated

Financial Statements – Accounting Policies and we believe this is also acceptable pursuant to ASC 220, Rule 5-03 of Regulation S-X on financial statement presentation.

In light of the Staff’s comment, we acknowledge that our historically presented non-GAAP gross profit and non-GAAP gross margin do not have a corresponding GAAP measure for the reasons that we described above.

After further review, we would like to clarify that these metrics should have been categorized as a Key Performance Metric (“KPM”) for disclosure and presentation purposes. According to the SEC’s January 2020 Release No. 33-10751; FR-87, a KPM is a quantitative measure used by management for operating or strategic decision-making purposes and is material to investors. While in certain cases a KPM may overlap with non-GAAP, a KPM is not necessarily a non-GAAP measure. The metrics we previously presented as non-GAAP gross profit and non-GAAP gross margin represent quantitative measures that we use to evaluate the operational effectiveness and efficiency of our business plan. They should be classified as KPMs because (1) they are consistent with how we reflect our business in our internal financial statements; (2) they are consistent with how our leadership and Chief Executive Officer operate and manage the business (including being used as a measurement metric for our annual incentive plan); and (3) they are part of the material quantitative measures that our investors have been using to understand and evaluate our periodic financial performance.

Going forward, in future filings we will remove all references to “non-GAAP gross profit” and “non-GAAP gross margin” as well as the corresponding tabular reconciliation. Additionally, we will revise our disclosure by adding “Calculation of Preliminary Key Performance Metrics” to clearly segregate our KPMs from non-GAAP measures. We will also include (1) clear definitions of the metric and how it is calculated; (2) a statement indicating the reasons why the metric provides useful information to investors; and (3) a statement indicating how management uses the metric in managing or monitoring the performance of the business for the key performance metrics we disclose. Below is a mark-up of our proposed presentation of these key performance metrics as well as changes made to “Discussion Regarding the Use of Non-GAAP Financial Measures” based on the three and six months ended June 30, 2025 and 2024 financial results:

“INDIE SEMICONDUCTOR, INC.

CALCULATION OF PRELIMINARY KEY PERFORMANCE METRICS

(Unaudited)

The calculation of our preliminary key performance metrics are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Computation of revenue efficiency ratio
GAAP revenue	$51,634	$52,355	$105,711	$104,708

GAAP cost of goods sold	$30,693	$30,241	$62,221	$60,330
Less:
Acquisition related expenses	(110)	(109)	(219)	(219)
Amortization of intangible assets	(4,172)	(3,727)	(8,012)	(7,462)
Inventory cost realignments	—	—	—	(145)
Share-based compensation	(125)	(388)	(418)	(488)
Revenue efficiency	$25,348	$26,338	$52,139	$52,692
Revenue efficiency ratio	49.1%	50.3%	49.3%	50.3%

Discussion Regarding the Use of Non-GAAP Financial Measures

Our earnings release contains some or all of the following financial measures that have not been calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”): (i) ~~non-GAAP gross profit and gross margin (ii)~~ non-GAAP operating loss, (ii) non-GAAP net loss, (iii) non-GAAP EBITDA, (iv) non-GAAP share count, (v) non-GAAP net loss and (vi)non-GAAP net loss per share. As set forth in the tables above, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management may use these non-GAAP financial measures to, amongst other things, evaluate operating performance and compare it against past periods or against peer companies, make operating decisions, forecast for future periods and to determine payments under compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain expenses and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations or improve management’s ability to forecast future periods.

We calculate non-GAAP operating loss by excluding from GAAP operating loss, any (i) acquisition-related and other non-recurring professional expenses (including acquisition-related or other non-recurring professional fees and legal expenses, deemed compensation expense and expenses recognized in relation to changes in contingent consideration obligations), (ii) amortization of acquisition-related intangibles and certain license rights, (iii) inventory cost realignments, (iv) restructuring costs and (v) share-based compensation. We calculate non-GAAP net loss by excluding from GAAP net income (loss), any (i) acquisition-related and other non-recurring professional expenses (including acquisition-related or non-recurring professional fees and legal expenses, deemed compensation expense and expenses recognized in relation to changes in contingent consideration obligations), (ii) amortization of acquisition-related intangibles and certain license rights, (iii) inventory cost realignments, (iv) restructuring costs, (v) gains or losses recognized in relation to changes in the fair value of warrants, contingent considerations issued by indie, acquisition-related holdbacks and unrealized gains or losses from currency hedging contracts, (vi) non-cash interest expenses related to the amortization of debt discounts and issuance costs, (vii) share-based compensation, and (viii) income tax benefit (provision). We calculate ~~non-GAAP~~ Adjusted EBITDA by excluding from GAAP net income (loss), any (i) acquisition-related and other non-recurring professional expenses (including acquisition-related or non-recurring professional fees and legal expenses, deemed compensation expense and expenses recognized in relation to changes in contingent consideration obligations), (ii) amortization of acquisition-related intangibles and certain license rights, (iii) depreciation of fixed assets, (iv) inventory cost realignments, (v) restructuring costs, (vi) gains or losses recognized in relation to changes in the fair value of warrants, contingent considerations issued by indie, acquisition-related holdbacks and unrealized gains or losses from currency hedging contracts, (vii) non-cash interest expenses related to the amortization of debt discounts and issuance costs, (viii) share-based compensation, and (ix) income tax benefit (provision). We calculate non-GAAP share count by adding (i) weighted average Class A common stock, (ii) weighted average Class V common stock held by minority shareholders, which are exchangeable into Class A common stock, ~~(iii) Escrow Shares and~~ (~~iv~~iii) vested but unexercised options issued as part of the TeraXion acquisition. Non-GAAP net loss per share is calculated by dividing non-GAAP net loss by non-GAAP share count.

We provide investors with ~~non-GAAP gross profit and gross margin~~ non-GAAP operating loss, non-GAAP net loss and non-GAAP net loss per share because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, an additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of our operating results to those of our peer companies. We further believe these ~~non-GAAP~~ financial measures allow investors to assess the overall financial performance of our ongoing operations by eliminating the impact of (i) acquisition-related and other non-recurring professional expenses (including acquisition-related or other non-recurring professional fees and legal expenses, deemed compensation expense and expenses recognized in relation to changes in contingent consideration obligations), (ii) amortization of acquisition-related intangibles and certain license rights, (iii) inventory cost realignments, (iv) restructuring costs, (v) gains or losses recognized in relation to changes in the fair value of warrants, contingent considerations issued by indie, acquisition-related holdbacks and unrealized gains or losses from currency hedging contracts, (vi) non-cash interest expenses related to the amortization of debt discounts and issuance costs, (vii) share-based compensation, and (viii) income tax benefit (provision). We believe that disclosing these ~~non-GAAP~~ financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.

Discussion Regarding Key Performance Metrics

We do not report a GAAP measure of gross profit or gross margin because certain costs related to contract revenues are expensed as incurred and included in research and development expenses, and not in cost of sales, as it is not practicable for us to bifurcate these expenses. We derive the key performance metric “Revenue efficiency” by subtracting GAAP cost of sales, adjusted for acquisition-related and other non-recurring professional expenses and share-based compensation, from GAAP revenue. Additionally, we derive “Revenue efficiency ratio” by dividing “Revenue efficiency” by GAAP revenue.

We present Revenue efficiency and Revenue efficiency ratio because they represent certain key performance metrics used by our management to manage and evaluate the Company’s performance. We believe these key performance metrics also provide our investors meaningful insight into our ability to convert revenue into operational resources to support ongoing business operations. We further believe these key performance metrics give our investors a method to evaluate, and identify trends in, our efficiency to convert revenue into operational resources.”

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (949) 608-0854 or by email at legal@indie.inc if you have any questions about the foregoing.

Sincerely,

/s/ Donald McClymont

Donald McClymont

Chief Executive Officer

Acting Chief Financial Officer and Chief Accounting Officer

cc: Audrey Wong, Chief Legal Counsel

Shelly Heyduk, O’Melveny & Myers LLP